United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: December 5, 2023		Director of Investor Relations

VALE

Disclaimer

"This presentation may include statements that present Vale's expectations about future events or results, including without limitation: (i) our perspective for reduction of emergency level of dams on slides 9, 11 and 84; (ii) our perspectives for deliveries in our Upstream Dam Decharacterization Program on slide 11; (iii) iron ore projects capacity addition and start-up on slides 17, 55, 56, 57, 58, 84 and 88; (iv) the reparation and decharacterization expenses on slides 24, 84 and 90; (v) the Sol do Cerrado project contribution to our renewable electricity consumption on slide 25; (vi) expectations of operational KPIs improvement in Iron Ore Solutions business on slides 35, 37, 38 and 39; (vii) expectations for steel production on slides 44 and 45; (viii) expectations for supply and demand of agglomerates on slide 48; (ix) plans for implementing briquetting plants and for Mega Hub development on slide 51; (x) pellets and briquettes production plan on slide 52; (xi) iron ore production guidance on slide 53; (xii) expectations for iron ore product portfolio and premium on slide 61; (xiii) expectations for EV sales and nickel and copper demand on slide 64; (xiv) copper production guidance on slides 67 and 84; (xv) nickel production guidance on slides 68 and 84; (xvi) expectations of capacity and start-up of Energy Transitions Metals projects and initiatives on slides 69 and 88; (xvii) our long-term production volume ambition for nickel and copper on slide 70; (xviii) potential for increase in resources on slide 78; (xix) cost and expenses guidance on slides 84, 85, 86 and 87; (xx) expectation of iron ore product quality on slide 84; (xxi) expected return of the project portfolio on slide 88; (xxii) guidance for capital expenditures on slide 89; and (xxiii) price sensitivity of EBITDA generation and FCF yield on slide 91.

These risks and uncertainties include factors relating to our ability to perform our production plans and to obtain applicable environmental licenses. It include risks and uncertainties relating to the following: (a) the countries where we operate, especially Brazil, Canada and Indonesia; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; (e) global competition in the markets in which Vale operates; and (f) the estimation of mineral resources and reserves, the exploration of mineral reserves and resources and the development of mining facilities, our ability to obtain or renew licenses, the depletion and exhaustion of mines and mineral reserves and resources. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under "Forward-Looking Statements" and "Risk Factors" in Vale's annual report on Form 20-F.

vale day 2023



Key levers
to unlock value through 2026



Opening Remarks

Eduardo Bartolomeo

Vale of the future: executing our strategy

Promote **sustainable mining**

- Benchmark in safety and dam management
- Regional social and economic development
- Shared value and trust
- People-driven culture
- Nature positive

Foster **low carbon solutions**

- Iron ore solutions
- Energy transition metals
- Customer centricity
- Technology innovation
- Circular mining

Stay **disciplined**

- Reliable operations and consistent delivery
- Attractive cash return to shareholders
- Strong balance sheet
- Cost, capex and capital allocation efficiency

Updates since 2022

Key levers
to unlock value through 2026

Safety Journey

Iron Ore Operational **Stability**

Iron Ore **Growth** and **Quality**

Energy Transition Metals **Transformation**

ESG Leadership



Key levers
to unlock value through 2026

Safety Journey



Enhancing safety

High-potential recordable injuries (N2)[1] *(unit)*


57
-72%
16
2019
10M23

Total recordable injury frequency rate *(TRIFR)*[2]


2.69
-61%
1.05
2019
10M23

TRIFR[2] comparison against major peers (2022)

Source: International Council on Mining and Metals – ICMM


+80%
+96%
+98%
+270%
1.12
2.02
2.19
2.22
4.15
Vale
Peer 1
Peer 2
Peer 3
Peer 4

[1] Absences, restrictions, and medical treatments resulting from events with a high potential for harm. [2] Total injuries, medical treatment injuries and occupational illnesses, multiplied by one million hours and divided by the exposure hours.

Substantial progress in dam safety and tailings management



Robust tailings and dam **management**
24/7 geotechnical **monitoring** centres
Accelerated transition to **filtered tailings**
GISTM: in conformance with the standard[1]
Goal: No dam at level 3 by 2025[2]

Dique 2 after completion of decharacterization works (Itabira, Minas Gerais, Brazil)

[1] All our prioritized structures are in conformance with the Global Industry Standard for Tailings Management, the GISTM. [2] Dams at emergency level 3 as defined by each Emergency Action Plans for Mining Dams (PAEBM).


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Substantial progress in dam safety and tailings management

Since 2019

Upstream dam decharacterization program


Ongoing
Complete
+43%
+66%
13
7
10
30
2019–23
2024–26
2027+
Total

Dams at emergency level[1]


Level 3
Level 2
Level 1
35
4
7
24
-43%
20
2
5
13
-74%
9
4
5
2020[2]
2023[3]
2025

No dams at level 3

Geotechnical Monitoring Center
(Nova Lima, Minas Gerais, Brazil)

[1] Dams include geotechnical facilities dedicated to mining processes. [2] Considering the highest number of structures at emergency level, in 2020. [3] As of November [illegible].

Key levers
to unlock value through 2026


Safety Journey
Iron Ore Operational **Stability**
Iron Ore **Growth** and **Quality**
Energy Transition Metals **Transformation**
ESG Leadership

Key levers

to unlock value through 2026

Iron Ore
Operational
Stability



Designed for operational stability

- Greater focus on core assets
- Accelerating the implementation of the management model
- Fostering execution and innovation
- Promoting technical excellence



S11D, Pará, Brazil

Key levers

to unlock value through 2026

Safety Journey

Iron Ore Operational **Stability**

Iron Ore **Growth** and **Quality**

Energy Transition Metals **Transformation**

ESG Leadership



Key levers
to unlock value through 2026

Iron Ore
Growth and
Quality



Strategic projects to expand iron ore production and quality

+50 Mt capacity

2026

+15 Mt


Vargem Grande

4Q24

+15 Mt


Capanema

2H25

+20 Mt


S11D

2H26

Key levers
to unlock value through 2026

Safety Journey

Iron Ore Operational **Stability**

Iron Ore **Growth** and **Quality**

Energy Transition Metals **Transformation**

ESG Leadership



Key levers

to unlock value through 2026

Energy Transition Metals
Transformation



Unlocking value in Energy Transition Metals

Unique assets

- *Exclusive mineral endowment*
- *Robust growth pipeline in key provinces*
- *Verified low-carbon products*

A **fit-for-purpose** organization

- *Separate enterprise with a leaner structure*
- *Top talents joining management*
- *Dedicated governance*

A platform for **growth and further value unlock**

- *Partnership with diversified investors*
- *Access to competitive funding for investments*
- *Faster and at scale execution of the long-term strategy*

Key levers
to unlock value through 2026

Safety Journey

Iron Ore Operational **Stability**

Iron Ore **Growth** and **Quality**

Energy Transition Metals **Transformation**

ESG Leadership



Key levers

to unlock value through 2026

ESG
Leadership



Important deliveries in Mariana's reparation



~R$ 34 billion

disbursed in 42 compensation programs

Compensation

+434,000
people indemnified

+R$ 16 billion
paid in compensation

Resettlement

+81% of housing solutions delivered (552 out of 675)

Water

Quality similar to pre-rupture standards

Permanent infrastructure:

- **10** sewage treatment stations
- **17** water treatment systems
- **18** water distribution networks

Bento Rodrigues resettlement, Mariana, Minas Gerais, Brazil)

Note: Information on this slide was provided by the Renova Foundation, dated October 31, 2023. Learn more at www.fundacaorenova.org.

An expedited Brumadinho reparation

2019	2021	2023	2026	2031
B1 dam collapse	Brumadinho Integral Reparation Agreement	64% Complete[1]	~90% complete	100% complete

Individual compensations

+ 14,000 people compensated

+ R$ 3.4 billion in compensations

Integral Reparation Agreement

(R$ billion)



Pre-agreement actions
100%
6.3
21%
R$ 37.7 bn[2]
19.9
"To pay" obligations
"To do" obligations
11.4
81%

[1] Progress considering disbursements until October 31, 2023. [2] As per Integral Reparation Agreement settled in February 2021.

Delivering on our Climate Change agenda

- **+176,000 ha** of forests conserved and/or recovered since 2019[1]
- **100%** of electricity from **renewable** sources in **Brazil**
- **87%** of electricity from renewable sources **globally**
- **~20%** of 2030 scopes 1 & 2 targets **delivered**[2]
- **Scope 3 target:** transparent and measurable **carbon footprint**



The *Sol do Cerrado* solar project, with investments of ~US$ 590 million: renewable energy to meet 16% of Vale's estimated consumption by 2025

[1] Figures dated October 31, 2023. [2] Already reduce 20% of scopes 1 and 2 emissions (target 30%) delivered through the usage of electricity from renewable sources and operational improvements.


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Continuously improving our ESG rating



Vale's ESG rating

	2019	Today
Sustainalytics (the lower, the better)	54.5	35.3
ISS Governance (the lower, the better)	10	1
MSCI (AAA highest / CCC lowest)	CCC	B
DJSI[1] (the higher, the better)	45	51[2]
Moody's (the lower, the better)	NA	CIS-2[3]

[1] Dow Jones Sustainability Index World. Also known as CSA (S&P Global's Corporate Sustainability Assessment). [2] The score based on standard requirements was 76. The final score considers a reduction of ~25 due to adjusted weights of controversies such as Brumadinho and Mariana. [3] Neutral-to-low rating, improved in comparison to 2021 (highly negative or CIS-4).

Key levers
to unlock value through 2026


Safety Journey
Iron Ore Operational **Stability**
Iron Ore **Growth** and **Quality**
Energy Transition Metals **Transformation**
ESG Leadership

Key levers

to unlock value through 2026

Iron Ore
Operational
Stability

Carlos Medeiros



Operational excellence is paramount to unlock value and support efficient growth

Safety

Elevating the safety mindset as the cornerstone of excellence

Asset reliability

Identifying and monitoring deviations to enhance asset reliability

Operational models

Implementing tailored solutions to improve efficiency in critical sites

Our approach to building a performance culture

Operational excellence is paramount to unlock value and support efficient growth

Safety

Elevating the safety mindset as the cornerstone of excellence

Asset reliability

Identifying and monitoring deviations to enhance asset reliability

Operational models

Implementing tailored solutions to improve efficiency in critical sites

Our approach to building a performance culture

Safety

Safety is the basis of operational excellence



Maintenance workshop: standardized environments toward operational excellence

Pelletizing Central Maintenance Workshop, Tubarão, Espírito Santo, Brazil

14 times more N3[1] records vs. 2022 — **81% already addressed**

5S Implementation[2] — **~19,000 stations in operation and 99% with improved work conditions**

72% — **Fewer process safety events[3] vs. 2022 through preventive actions and critical controls integrity**

[1] 10M23 figures compared with 2022. N3 events measure the number of first-aid injuries and events with no potential loss. By registering them, Vale learns and carries out preventive actions to avoid N1 and N2 events. [2] Part of the Vale's Management Model (VPS), the purpose of 5S is to guarantee safe and healthy working conditions. [3] 10M23 figures compared with 2022. Process safety events that generate an unplanned or uncontrolled release of hazardous energy or material involving equipment or operating assets.

Operational excellence is paramount to unlock value and support efficient growth

Safety

Elevating the safety mindset as the cornerstone of excellence

Asset reliability

Identifying and monitoring deviations to enhance asset reliability

Operational models

Implementing tailored solutions to improve efficiency in critical sites

Our approach to building a performance culture

Integrated monitoring supports early identification of failure risks...

Asset Monitoring Center (AMC)

- **16** centers, covering mine-plant and logistics operations
- **+290k** monitoring points
- **Decision-making** with a holistic view, integrating operations
- **Processes**, **people** and **technology** as the main pillars


CENTRO DE MONITORAMENTO DE ATIVOS
PRECITIVA | LAUDOS EM ABERTO

Asset reliability

Asset Monitoring Center (AMC)
Serra Norte Plant, PA, Brazil

Asset reliability

...resulting in increased reliability of critical assets

Corrective maintenance ratio[1] – Ferrous operations

The lower, the better


-28%
n.m.
2020
2022
2023²
Mid-term

Mean Time Between Failure – Itabira mining fleet

The higher, the better


+25%
2020
2022
2023²
Mid-term

Mean Time Between Failure – S11D truckless system

The higher, the better


+99%
2020
2022
2023²
Mid-term

Km per failure[3] – Vitória-Minas Railway

The higher, the better


+54%
2020
2022
2023²
Mid-term

[1] Also known as CMR, the indicator is the relation between work-hours dedicated to unplanned activities vs. total work-hours as indicated by the maintenance control center. [2] 10M23 figures. [3] Km per failure is the relation between kilometers traveled by the train between failures.

Operational excellence is paramount to unlock value and support efficient growth

Safety

Elevating the safety mindset as the cornerstone of excellence

Asset reliability

Identifying and monitoring deviations to enhance asset reliability

Operational models

Implementing tailored solutions to improve efficiency in critical sites

Our approach to building a performance culture

Brucutu mine: reaching higher utilization after autonomous trucks implementation


CATERPILLAR
CA 6004
CAT

Operational models

Autonomous mine – Brucutu:

- **Operation start-up** in July 2019
- **18** trucks
- **Improved mining operational performance**

Asset utilization rate[1] *(%)*


+27%
Conventional fleet
Autonomous fleet
Mid-term

Best performance award:
Ranked among the world's top performers

[1] Asset utilization rate represents the percentage of hours the asset has been in operation.

Operational models

S11D: refining operational model to enhance performance

What are we doing to improve?

Enhancing orebody predictability
through short-term drilling sample analysis

Adjusting blasting strategy
for better operational efficiency

Implementing a hybrid approach
combining the original truckless system and mobile mining fleet

Installing new crushers
to better handle the orebody with the occurrence of compact material

Hybrid mining approach

Asset utilization rate (%)[1]:


+16%
2018
2023[3]
Mid-term

- Better control over stripping ratio[2] variations
- Increased ROM availability
- Enhanced mining selectivity and mine blend quality control

[1] Asset utilization rate represents the percentage of hours the asset has been in operation. [2] Stripping ratio stands for the waste-to-ore ratio. [3] 10M23 figures.

Operational models

Ponta da Madeira Port: securing overall operational stability

Shipping
Upgrading the fleet with larger vessels

Yard management
Slow moving SKUs[1] removal

Stockpiles
Geometry adjustments and improved drainage systems to increase loading rate

Maintenance
Reviewed strategy to leverage equipment reliability

Total Moisture Limit (TML) predictability
AI predictive models

Mean Time Between Failure – Loading equipment
Ponta da Madeira Port


+129%
2018
2023²
Mid-term

Historical record
Highest discharging effectiveness rate since 2018, achieved in Oct 2023

[1] SKU stands for Stock Keeping Unit. [2] 10M23 figures.

Operational models

Stepping into 2024 with a firm belief in the operational stability and excellence of our business

Reducing impact of rainy season in our production plan:

Non-exhaustive


Mine
Serra Norte mine, PA, Brazil

- Enhanced de-watering plan, in line with the mining plan
- Increased ore extraction at the top of the pit
- Installation of lightning detection system


Railway
Carajás Railway, PA, Brazil

- Enhancement and upkeep of railway slopes
- Drainage channel maintenance
- Flooding prevention measures


Port
Ponta da Madeira, MA, Brazil

- Low moisture ore stock for blending in wet season
- Storage yards with forced drainage system
- Storage yards expansion

Key levers

to unlock value through 2026



Safety Journey
Iron Ore Operational **Stability**
Iron Ore **Growth** and **Quality**
Energy Transition Metals **Transformation**
ESG Leadership

Key levers

to unlock value through 2026

Iron Ore
Growth and
Quality

Marcello Spinelli



Iron Ore Growth and Quality

- Elements that are driving the demand
- Our unique attributes
- 4 main initiatives of Iron Ore Solutions


S11D, Pará, Brazil

Steel production continues to march up globally

Main drivers for steel demand

Structural drivers

- Population and economic growth
- Urbanization and higher steel intensity

Decarbonization drivers

- Energy transition
- Reshoring

Steel production by region *(Mt)*



Middle East and Africa
Southeast Asia
India
China
Others
~1,900
~1,990
~2,070
~2,260
2023E
2026
2030
2040

Steel demand supported by China's resilient economic growth...

China's steel production (Mt)


Net exports[1]
Property
Infrastructure
Auto
Machinery
Others
1,062
1,010–1,020
~1,000
~970
~920
2020
2023E
2026
2030
2040

Structural drivers

Small-scale stimulus supporting construction

- Urban village renovation campaign
- Total construction only down 2.6% in 9M23[2]

Emergence of a new Chinese industry

- Rapid growth in new energy related sectors
- Continued manufacturing upgrading
- Strong indirect export of steel (e.g. EVs, machinery)

Supportive fundamentals into 2024

- High BF utilization (~90%) and low inventories
- Limited scrap, increased flat steel production

[1] Including steel inventories changes. [2] Vs. 9M22, according to the Ministry of Housing and Urban-Rural Development (MOHURD) data.

...while decarbonization shifts steel and iron ore demand profiles in the long-term

Steelmaking emissions

Route	Emissions
BF-BOF (standard)	2.0 $t\ CO_2$/ t of steel
BF-BOF (optimized)	1.7-1.4[1] $t\ CO_2$/ t of steel
DR-BOF (with melter)	1.1-0.9 $t\ CO_2$/ t of steel
DR-EAF (NG)	1.0-0.6[2] $t\ CO_2$/ t of steel
DR-EAF (H_2)	Net zero $t\ CO_2$/ t of steel

Increasing energy costs

Decarbonization drivers

The steel industry will most likely decarbonize in steps

Step 1: Operational efficiency

Up to 15% CO_2 reduction

- Burden mix optimization with high-quality ores
- Energy optimization
- Increased scrap usage

Step 2: New technologies (excluding green H_2)

15-60% CO_2 reduction

- Low carbon fuels & enhanced O_2 in BF
- CCS adoption

Step 3: 100% green H_2

60-100% CO_2 reduction

- H_2 + DR route

[1]Considering increased O_2 utilization in blast furnace in the best scenario. [2]Considering Carbon Capture and Storage (CCS) in the best scenario.

Exploring multiple decarbonization solutions drives demand segmentation…

High-quality ore demonstrates superior operational and cost efficiency for producers

Metallic conversion costs *(US$/t of metallic)*[1]


Pig Iron
HBI[2]
-US$ 19/t
-US$ 28/t
-US$ 92/t
62%Fe
65%Fe
62%Fe + Melter
65%Fe + Melter
67%Fe
Blast furnace
Direct Reduction + EAF[2]


Decarbonization drivers

[1] Assumptions: Steel margins = US$ 0/t; CO_2 price = US$ 100/t; Coke price = US$ 350/t; Natural gas price = US$ 3.2/MMBtu; Electricity price = US$ 35/MWh; Iron ore price = US$ 75/t. Not including premium differentials between iron ore products. Including direct reduction furnace and melter assets capital cost intensity. Assuming unconstrained supply for iron ore products. [2] Considering the production of solid pig iron and HBI for usage in EAF. Including value in use (VIU) adjust to compare with pig iron in an EAF. Including conversion costs and investment capital charge.

Decarbonization drivers

...and Vale has the credentials to support the transition to net-zero steelmaking by closing the supply gap

Seaborne iron ore supply-demand *(Mt)*



Supply
Demand
CAGR
Vale's new initiatives to close the supply-demand gap
BF agglomerates and lump
+2%
455
~470
~530
2023E
2026
2030
DR agglomerates
+15%
42
~50
~110
2023E
2026
2030
~70 Mt
S-D gap in 2030[1]

Our main differentials:

High iron content reserves
Carajás basin has 6 Bt in reserves with ~66% Fe and low impurities

Ores suitable to beneficiation
Beneficiation economically viable: good metallic recovery
Low LOI[2] and high-density differentials as advantages

Core competences in beneficiation methods
Processing and agglomeration capacity operated for decades

[1]Versus 2023 supply, [2]Loss on ignition

Building a customer-centric Iron Ore Solutions company

Repositioning our product portfolio to leverage on increasing premiums:

Mega Hubs
Redesigning the steelmaking supply chain

Agglomerates
Enabling the transition to low carbon emission routes

High-quality production growth
Increasing operating reliability and flexibility

Concentration
Lifting the constrains to high-quality feedstock supply




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Mega Hubs

Forging partnerships to start Mega Hubs construction in 2024-25...

2022
Agreements signed with local authorities in the Middle East

2023
MoUs and land lease agreements signed in the Middle East

Development studies in Brazil and US

2024
Expected signing of the first binding agreement by 1H24

2027
Start-up of the first Mega Hub in the Middle East



Sohar, Oman

Volumes (Mt, preliminary estimates)

	DR Briquette (Vale's development)	HBI (Partners' development)
Total	>30	20
2032+	>15	10
2027+	15	10

Agglomerates

...and reshaping our portfolio for a more tailored product offering


Tubarão Plant, Espírito Santo, Brazil

Pellets and briquettes production *(Mt)*


Supplying the new demand
~37
38-42
50-55
~100
DR Agglomerates
BF Agglomerates
2023E
2024
2026
2030+

The economics of iron ore briquettes

Similar VIU to pellets	~50% lower costs vs pelletizing[1]
~66% lower capital intensity[2]	80% less CO_2 emissions[2]

[1] Tubarão 1 & 2 briquettes plants estimated transformation costs of US$ 10-15/t, after full ramp-up.
[2] Preliminary comparison considering pelletizing scopes 1 and 2 emissions.

High-quality

On track to reach 340–360 Mt with an improved portfolio by 2026


Iron ore production (Mt)
Average sales Fe content
Main projects
~62.5%
~62.5%
~63.5%
~64%
~315
310–320
340–360
>360
~50 Mt capacity addition
2023E
2024
Vargem Grande
Capanema
S11D
Licensing, depletion and others
2026
2030+

Licensing
Preserving the baseline

Projects
Growing with low capex intensity (US$ 45–60/t)

Quality
Ensuring higher quality portfolio

High-quality

Progressing in licensing process to stabilize production baseline

Licensing challenges

Southeastern and Southern Systems
Significant regulatory changes after 2019

Northern System
Conservation of the biome supported by extensive studies

What are we doing?

- Advancing towards more sustainable operations
- Investing in collaborative environmental studies
- Portfolio prioritization and active listening

Public-private partnerships to advance

Minas Gerais Government

- Licenses granted doubled vs. 2022

ICMBio

- 8 collaboration agreements signed, totaling ~US$ 50 million

Strategic projects to expand Iron Ore Solutions

+50 Mt capacity

2026

+15 Mt


Vargem Grande

4Q24

+15 Mt


Capanema

2H25

+20 Mt


S11D

2H26

Vargem Grande



High-quality

~15 Mt capacity addition



60% Physical Progress

Vargem Grande Complex

- **Mines expansion licensing**
- **New screening circuit and improved handling system adequacy at VGR1 plant**
- **Start-up: 4Q24**

Capanema





~15 Mt capacity addition

High-quality

60% Physical Progress

Capanema Maximization

- **Sinter feed production using natural moisture processing**
- **Increasing operational flexibility of Timbopeba**
- **Start-up: 1H25**

S11D





~20 Mt capacity addition

High-quality

58%
physical progress

Serra Sul

- Mine-plant capacity to increase by 20 Mtpy
- Conveyor belt duplication
- Start-up: 2H26

20%
physical progress

Compact Crushing

- New crushing plant for jaspilite waste
- Potential to debottleneck 50 Mtpy capacity
- Start-up: 2H26

Concentration

Lifting constraints to ensure high-quality feedstock supply

Vale's concentration solutions

Tailings filtration



Dry concentration



Third-party concentration facilities



IOCJ ore concentration & solutions



Sohar concentration



Concentration

Vale's concentration solutions


IOCJ ore concentration & solutions

- *Generate DR quality feed from IOCJ*
- *Pilot studies completed*
- *Economic feasibility studies ongoing*


Sohar concentration

- *Located next to Oman's pellet plant*
- *Asset-light partnership*
- *12-15 Mtpy of concentrate (FID[1] expected for 2024)*

[1] Final Investment Decision

valeday 2023

Adding high-quality capacity to capture higher premiums

- **Decarbonization is creating a segmented iron ore market, with a growing high-quality demand**
- **Customer-centric approach and carbon footprint transparency for product differentiation**
- **Optimized and diversified portfolio to supply different geographies and technologies**
- **Iron Ore Solutions will create substantial value to clients, society and shareholders**

Vale's product portfolio *(%)*


Vale's all-in premiums¹ (US$/t)
~3
3-4
8-12
>18
Others²
IOCJ + BRBF
BF Agglomerates
DR Agglomaretes
~27%
~60%
~7%
~6%
~26%
~60%
~8%
~6%
~15%
~70%
9%
7%
~10%
~64%
~11%
~16%
2023E
2024
2026
2030+

¹Including iron ore fines quality adjustment and weighted contribution from agglomerates business. Forecasts depend on market conditions. ²Including ROM.

Key levers

to unlock value through 2026


Safety Journey
Iron Ore Operational **Stability**
Iron Ore **Growth** and **Quality**
Energy **Transition** Metals Transformation
ESG Leadership

Key levers
to unlock value through 2026

Energy Transition Metals **Transformation**

Deshnee Naidoo

Mark Cutifani



Long-term fundamentals remain solid


Passenger EV Sales
Million units
~24%
EV sales growth per year until 2030
10
14
23
46
2022
2023
2025
2030


Cu
Copper demand
EV
Renewables
Mtpy
30.6
32.7
36.2
2022
2025
2030
CAGR
~16%
EV segment
~8%
Renewables


Ni
Nickel demand
EV
Mtpy
3.3
4.0
5.1
2022
2025
2030
CAGR
~19%
EV segment

Setting up to succeed

Unique Attributes

Resources
Large and untapped resource base

Asset Base
Leading base metals producer in attractive jurisdictions

Growth
Robust project pipeline to extend and grow

ESG
Strong ESG credential to target next generation green applications

Dedicated Vehicle

Partnership with global **diversified investors**

Access to more **competitive capital**

Execution of the **long-term strategy**

On the right path

20 % TRIFR improvement on at 1.89, reflecting leadership in the field, critical risk management and critical control verification

Cu

>90% Salobo I+II plant availability (+5% yoy)

$370 million bonus for 32Mtpy capacity achieved at Salobo

90% of design capacity reached at Salobo III

12% increased throughput at Sossego plant after maintenances

Ni

21% increase in mine development in Sudbury

Approval of the Pomalaa mine project (120 ktpy)

90% VBME project physical completion

Heads of Agreement signed on PTVI



Clydach Refinery, UK

Significant copper production growth

Cu

Copper production *(kt)*


~325
320-355
375-410
2023E
Salobo
Sossego grade
North Atlantic
2024
Sossego depletion
South Hub (Bacaba)
Salobo
North Atlantic
2026


Salobo III plant

Salobo

Ramp-up to full production at Salobo 3

Recovery plan for plants 1 and 2


Sossego plant

South Hub

Mining of higher-grade zones in 2024

Bacaba project to offset Sossego depletion

Nickel production on the way up

Ni

Nickel production *(kt)*


~165
External Feed
160–175
External Feed
210–230[1]
190–210
Indo JV's exposure adjustment
2023E
Sudbury
External feed
Voisey's Bay & Thompson
Others
2024
North Atlantic depletion
PTVI equity accounting
External feed
Voisey's Bay
Onça Puma
Sudbury & Thompson
2026


Underground mine in Sudbury

North Atlantic

VBME Project full ramp-up by 2026

Increased mine output in Sudbury


Onça Puma plant

Onça Puma

Furnace # 1 revamp by 1Q24

2nd furnace start-up in the 2H25

[1] Including indirect exposure to Indonesian JV's nickel production. It reflects PTVI's 49% share on Bahodopi NPI production and the payable nickel in ore for Pomalaa and Sorowako, which are wholly owned by PTVI

The upcoming years will be crucial for transitioning to a new phase...

Operational efficiency/ ramp-up | Replacement | Growth

South Atlantic

Salobo (Cu)

- 1Q24 — Plants I&II recovery plan completion
- 4Q24 — Salobo 3 full ramp-up (+30-40 ktpy)

Sossego/ South Hub

- 2H26 — Bacaba project start-up (60 ktpy)

Carajas Copper Growth

- 2029 — Alemão project start-up (+60 ktpy)

Onça Puma (Ni)

- 1Q24 — Furnace #1 revamp completion
- 2H25 — Onça Puma 2nd furnace start-up (+12-15 ktpy)

North Atlantic

Voisey's Bay transition (Ni, Cu)

- 2H24 — Eastern Deeps main production start-up
- 2H26 — VBME full ramp-up (45ktpy Ni)

Sudbury replacement capacity approval

- 2026 2027 — CCM Pit project start-up (12-15 ktpy Ni; 7-9ktpy Cu)
- 2027 2029 — Creighton phase 5 project start-up (~25 ktpy Ni; ~20 ktpy Cu)
- 2028 — Victor project start-up (~25ktpy Cu;~5 ktpy Ni)

Indonesia

PTVI (Ni)

- Ongoing — Definitive agreement on PTVI in 2024

JV's

- 2026 — Bahodopi start-up (+73 ktpy Ni)[1]
- 2026 — Pomalaa start-up (+120 ktpy Ni)[2]
- 2027 — Sorowako start-up (+60 ktpy Ni)[3]

Hu'u

- 2024 2025 — Project optimization

Asset review initiatives implementation — 2024 2026

[1] PTVI owns 100% of the mine and 49% of the plant (36 ktpy Ni). Vale Base Metals currently holds 44.34% of PTVI's issued shares. Upon completion of the divestment process Vale Base Metals will hold approximately 33.9% of PTVI. [2] PTVI owns 100% of the mine and has a call option to acquire up to 30% of the plant (equivalent to up to 40 ktpy Ni). [3] PTVI owns 100% of the mine and has a call option to acquire up to 30% of the plant (equivalent to up to 18 ktpy Ni).

… allowing us to focus on our long-term ambition



+ LT volumes (2030+)

Cu	Ni
~900kt	>300kt



Asset review initial remarks


Thompson


Salobo


Sudbury


Voisey's Bay


Matsusaka


Onça Puma


PTVI

We are not there yet...



- **Resource Endowment**
- **Mining Methods**
- **Asset Integrity**
- **Flowsheet Optimization**
- **Project Development**

Identifying opportunities through a comprehensive asset review


Well-positioned to support and supply North America EV growth
A Tier 1 mining complex with growth optionality
Attractive exposure to Indonesia

Identifying opportunities through a comprehensive asset review

Global flowsheet

Opportunities for optimization


Canada
Balancing potential and mature assets
Carajás
Right potential in copper
Indonesia
Great assets for the future

Carajas: right potential in copper




Salobo I&II plants

Salobo

- Endowment & resource potential
- Operating practices
- Asset management
- Underground potential


Sossego plant

Sossego

- Endowment
- Satellites development
- Operating practices
- Underground potential


Future Alemao project area

Copper Growth

- Endowment
- Project management
- Alemao optimization

Salobo: improve performance through debottlenecking

Plants I&II
Plants I&II throughput improvement through implementation of feed strategy

Mine
Ongoing work to improve mine productivity and critical equipment performance


Plants I&II throughput (kt of ore per hour)
3.0
2.5
2.0
1.5
Feed strategy
2.8
Jan-23
Mar-23
May-23
Jul-23
Sep-23


Cable shovel fleet (Mtpa per equipment)
30+
CAGR
+4%
15
2021
2022
2023E
Industry benchmark

Canada: balancing potential and mature assets




Clarabelle mill

Sudbury

- Endowment potential
- Mine development
- Cut-off grade strategies
- Asset potential


Thompson mill

Thompson

- Endowment potential
- Ultramafic targets
- Processing options


Voisey's Bay mine

Voisey's Bay

- Endowment potential
- Disseminated ore options
- Long Harbour feed options

Sudbury: opportunities to unlock mill feed through a bolder cut-off grade strategy


Current Plan
Incremental ore upside

Garson Main 4SHW 5200L (looking East)

Garson mine example

- Lower-grade zones interspersed with zones within the cut-off limit
- 0.3% Ni reduction in Ni cut-off grade has the potential increase resources tonnage by 50%
- Opportunity to increase mill feed with low investment, using existing infrastructure

Indonesia: Great assets for the future



PTVI plant

Indonesia

- Endowment potential
- Operating practices
- Driving growth through resource value arbitrage



Global flowsheet: Opportunities for optimization


Global flowsheet
Opportunities for optimization
Canada
Balancing potential and mature assets
Carajás
Right potential in copper
Indonesia
Great assets for the future

Global flowsheet: Opportunities for optimization


Mining
Concentrating
Smelting
Refining
Products
Nickel
Copper
Cobalt
Class 1
Class 2
Sulphide orebodies
Laterite orebodies
Copper orebodies
Voisey's Bay
Voisey's Bay mill
Thompson¹
Thompson mill
Sudbury²
Clarabelle Mill
PTVI
Onça Puma
Sossego
Sossego mill
Salobo
Salobo mill
Copper Cliff smelter
Matte processing
External feed
Sorowako smelter
Partner offtake
Onça Puma smelter & refinery
Long Harbour refinery
Sudbury (CCNR) refinery
PCR
Clydach refinery
Matsusaka
Electrolytic rounds (>99.9% Ni)
Pellet, disc, & chips (>99.9% Ni)
Pellet, Disc, Chips & Powders (>99.9% Ni)
Tonimet gran. & briquettes (~95-97% Ni)
Ferronickel (~25-45% Ni)
EW Cu Cathode (99.9% Cu)
Cu Concentrate (27.5-32.5% Cu)
Cu MK (70-72% Cu)
EW Cu Cathode (>99.9% Cu)
Cu concentrate (27-34% Cu)
Cu concentrate (26-34% Cu)
Cu concentrate (35-42% Cu)
Electrolytic rounds (>99.9% Co)
Electrolytic rounds (>99.9% Co)

The pathway to value

Long-term demand resilience driven by energy transition

Unique opportunities from **resource endowment**

Right assets in the right jurisdictions

Strong foundation for achieving superior performance

A **New Vehicle** set to thrive

Key levers

to unlock value through 2026

Stay Disciplined

Gustavo Pimenta



Value drivers through 2026

Safety Journey	No dam at level 3 by 2025 Access to a broader investor base and indexes
Iron Ore Operational Stability	Secure 310-320 Mt baseline Greater predictability, lower variability Higher adherence to production plan: 95%, up from 90%
Iron Ore Growth and Quality	+50 Mt capacity with low capital intensity C1 < $20/t Fe content: 63.5%, up from 62.5%
Energy Transition Metals Transformation	Asset review implementation +70 kt copper and +55 kt nickel[1] production growth
ESG Leadership (e.g. Reparation)	Solid progress on reparation execution Commitments down from current ~US$ 3 bn to an average of US$ 0.8 bn between 2026-2030

[1] Including Indonesia exposure.

Delivering cost efficiency and offsetting inflationary effects

Fixed spending – Iron Ore Solutions *(US$ billion)*


5.7
0.2
0.4
6.3
0.2
-0.2
6.3
0.2
0.1
-0.5
6.1
2022
FX
New assets and new way to operate
2022 (adjusted)
Inflation
Efficiency program
2023E
New assets and new way to operate
Inflation
Efficiency program
2024
Increasing adherence to production plan

Cost Efficiency Program

- Accelerated cost savings
- Optimization of purchase specifications
- Overhead efficiency

New volumes and efficiency program resulting in lower C1



Iron ore fines C1 cash cost – ex. 3rd-party purchase *(US$/t)*[1]


~22.5
21.5 – 23.0
-1.7
-1.2
-0.8
0.9
0.9
< 20
2023E
2024
Dilution of fixed costs
Product Mix
Cost efficiency
Geological inflation
New way to operate
2026

[1] Amounts in real terms

Competitive operations across all three businesses

All-in costs (US$/t)[1]		2023E	2024	2026	Main assumptions for 2026
Fe	Iron Ore	~56	53-57	~45	■ C1 (< US$ 20/t): with increased volumes and efficiency program ■ Premium (US$ 8-12/t): improved portfolio and steel margins
Cu	Copper	~3,400	4,000 - 4,500	3,500 - 4,000	■ Increased volume from Salobo diluting fixed costs ■ Bacaba ramp-up in 2H26 and Sossego depletion
Ni	Nickel	~16,200	14,500-16,000	11,500 – 13,500[2]	■ Increased nickel & by-products production w/ VBME ramp-up ■ Decrease in 3rd-party purchases

[1] Amounts in real terms, before sustaining investments. [2] Not considering the effects from the PTVI divestment

Accretive projects, additional ~US$ 4 bn in EBITDA[1]

Project pipeline

Legend: IRR | Iron Ore | Nickel | Copper

IRR	2024-2026 (approved projects)			2027 onwards		
30+% Iron Ore Solutions IRR[1] (weighted average)	Serra Sul 20 Mtpy	Capanema 15 Mtpy	VGR1 revamp 15 Mtpy (sustaining)	Serra Leste expansion	New briquette plants	S11C
	Briquettes Tubarão 6 Mtpy	Compact crushing 50 Mtpy (sustaining)	N3 6 Mtpy (sustaining)	Mega Hubs	N1/N2	South Hub expansion
15+% ETM IRR[1] (weighted average)	Onça Puma 2nd furnace 12-15 Mtpy	VBME 45 ktpy (sustaining)		Hu'u	Victor	North Hub
	Bahodopi[2] 70 ktpy	Pomalaa[2] 120 ktpy		Sorowako Limonite	Creighton PH5	CCM Pit

[1]Based on operations after full ramp-up and assuming market average long-term commodity prices. [2]Bahodopi and Pomalaa joint-venture projects will be recognized as equity investments and not CAPEX in Vale's financial reports.

Controlled CAPEX in the coming years

CAPEX *(US$ bn)*[1]


~6.0
~6.5
~6.5
Growth
~1.8
2.0–2.5
2.5–3.0
Energy Transition Metals
Sustaining
~4.2
4.0–4.5
3.5–4.0
Iron Ore Solutions
2023E
2024+
Business Breakdown

Controlled and efficient capex to sustain production

Low carbon agenda initiatives

Accretive growth opportunities


Brucutu Site, Minas Gerais, Brazil

[1] Amounts in real terms

Performing on our commitments

Doce River, Minas Gerais, Brazil

Brumadinho & Mariana commitments *(US$ billion)*[1]

	2023E	2024	2025	2026	2027	'28-35 Avg.	
Decharacterization	0.4	0.6	0.5	0.6	0.5	0.3	Stable cash outlays
Brumadinho agreements[2]	1.4	1.1	0.9	0.6	0.2	0.0	64% of Reparation Agreement completed by Oct/23
Incurred expenses	0.5	0.4	0.4	0.3	0.3	0.0[4]	Gradual reduction throughout the years
Samarco & Renova[3]	0.6	0.9	1.2	0.4	0.3	0.1	Potential support from Samarco cash generation
Total	2.9	3.0	3.0	1.9	1.3	0.4	

0.8
Average between 2026-2030

[1] Amounts stated in real terms, net of judicial deposits and without discounts to present value, considering average BRL-USD Exchange rates of 5.0076. [2] Includes Integral Reparation Agreement, individual, labor and emergency indemnifications, tailings removal and containment works. [3] Includes Germano dam decharacterization provision and estimates of Samarco's contribution. [4] Considering US$ 0.3 billion in 2028.

Solid value creation in different scenarios...



Serra Norte, Pará, Brazil

2026 EBITDA, real terms *(US$ bn)*

Nickel/Copper price (US$/t)	Iron ore price (US$/t): 90	110	130
16 k / 7 k	15.2	21.5	27.8
20 k / 9 k	16.7	23.1	29.4
24 k / 11 k	18.3	24.6	31.0

2026 Free Cash Flow yield, real terms *(%)*[1]

Nickel/Copper price (US$/t)	Iron ore price (US$/t): 90	110	130
16 k / 7 k	5.2%	12.1%	19.1%
20 k / 9 k	7.2%	14.2%	21.1%
24 k / 11 k	9.3%	16.2%	23.2%

[1] Using market cap of December 1st, 2023



...and continuing to focus on returning value to shareholders

Accumulated dividend yield[1]
(2020–2023, %)


46
43
42
34
29
Vale
Peer 1
Peer 2
Peer 3
Peer 4

US$ 29 billion distributed since 2020

- Solid dividend policy: 30% x (EBITDA – Sustaining)
- Additional dividends
- Robust dividend yield (higher than peers)

Consistent buyback programs

- ~17% of share base repurchased since 2021
- Ongoing program to acquire 150 million shares
- Concentration of future earnings and dividends

[1] Using share price on Dec 31st, 2019, based on dividends paid from 2020 to 2023.

Key levers

to unlock value through 2026



Closing Remarks

Eduardo Bartolomeo

A clear pathway towards an even greater Vale


VALE

A safer Vale with improving performance

- *ESG Leadership*

In Iron Ore Solutions

- *A stable production baseline*
- *Additional 50 Mt capacity*
- *Higher average quality*

In Energy Transition Metals

- *Asset review to unlock additional value*

VALE

